

Mail Stop 4546

October 28, 2016

Via E-mail
Rajesh C. Shrotriya, M.D.
Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

> **Re:** **Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-35006**

Dear Dr. Shrotriya:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2016 letter.

Item 1. Business
Product Portfolio, page 3

1. We note your response to comment 2. Please note that referring investors to product websites or boxed warnings is not sufficient. For guidance, please refer to Item 10(d) of Regulation S-K. Confirm that you will disclose all serious adverse effects related to the use of each of your products in your next Form 10-K, not just the most frequently observed serious adverse effects or the most serious adverse effects. Additionally, your disclosure should explain terms that are not commonly understood, such as pyrexia, epitaxis, neutropenia, etc.

2. We note your response to comment 3 disagrees with your proposal to refer shareholders to the product website for information about the clinical trials supporting approval for your products. Please confirm that you will provide a description of the clinical trials, primary endpoints and results in your next Form 10-K.

3. We note your response to comment 4. Please confirm that your description of the FUSILEV clinical trials will clearly indicate the trial's primary endpoints. For example, we note that the description of the clinical trial in combination with 5-FU in Colorectal Cancer indicates that response rates were 26%, 43% and 10%. What results constituted a response? Additionally, confirm that you will include a summary description of the clinical trials in your next Form 10-K.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies and Use of Estimates
(i) Revenue Recognition, page F-10

4. We acknowledge the license fee component of your response to prior comment 6. Please also address each of the following:
   - Revise the units of accounting portion of your proposed revised policy disclosure to incorporate the standalone value concept addressed in ASC 605-25-25-5 and in the first paragraph on page 27 of your response.
   - Revise your proposed policy disclosure to indicate how you allocate arrangement consideration to multiple units of accounting under ASC 605-25-25-2b.
   - You indicate in your response that although sales based milestones do not fall within the scope of ASC 605-28, your consistent accounting policy election has been to apply the milestone method to these milestones based on your interpretation of the guidance in ASC 605-28-25-3. In order for a milestone, as defined by ASC 605-28-20, to be recognized in its entirety in the period in which it is achieved pursuant to ASC 605-28-25-1, it must be substantive as determined by ASC 605-28-25-2. Please address the following:
     - Tell us how your sales based "milestones" meet the GAAP definition of milestones under ASC 605-28-20. If you believe these milestones meet the GAAP definition, demonstrate to us how these milestones are substantive in order to recognize revenue immediately under ASC 605-28-25-1.
     - If your sales-based "milestones" do not meet the GAAP definition of milestones, revise the sales and regulatory milestone portion of your proposed revised policy disclosure to differentiate between your regulatory milestones and sales-based contingent payments and separately explain why recognition upon achievement is appropriate.
   - Revise the sales and regulatory milestones portion of your proposed revised policy disclosure to explain the criteria you use to determine whether a GAAP milestone is substantive.

5. We acknowledge the service fee component of your response to prior comment 6. Please address each of the following additional comments:

    - As it appears that many of your service fee contracts contain multiple deliverables and fall under the scope of ASC 605-25, revise your proposed revised policy disclosure to indicate how you identify separate units of accounting and how you allocate arrangement consideration to the various units.

    - For contracts without milestones, confirm that you recognize revenue when the four criteria in SAB 13:A1 are met and revise your proposed revised policy disclosure accordingly. If you do not recognize revenue for contracts without milestones using the criteria in this SAB, please tell us specifically how your recognition policy complies with GAAP.

Note 10: Business Combinations and Contingent Consideration
(b) Acquisition of Rights to EVOMELA and Related Contingent Consideration, page F-28

6. We acknowledge your response to prior comment 7. Please elaborate on your rationale for netting the potential royalty obligation for EVOMELA against the fair value of the associated in-process research and development, or IPR&D, asset. In your response, explain to us how the royalty obligation to CyDex Pharmaceuticals, Inc., a wholly-owned subsidiary of Ligand Pharmaceuticals Inc., apparently does not meet the requirement under ASC 805-30-25-5 (and supported by the answer to Section 2.14 of the AICPA Guide you reference in your response) to account for contingent consideration arrangements separately. Also in your response, please tell us the fair value of the royalty obligation you netted against the IPR&D asset at acquisition and the fair value of that obligation at each subsequent balance sheet date.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments on the financial statements and related matters. Please contact Michael Gershon, Staff Attorney, at (202) 551-6598 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Sharon M. Blume for

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance